SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NET SERVIÇOS DE COMUNICAÇÃO S.A.
 Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001 -65
Company Registry (NIRE): 35.300.177.240
PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND PLACE: December 10, 2009 at 12:00 p.m. at Rua Lopes Quintas, 303, 1º andar, in city and state of Rio de Janeiro.

ATTENDANCE: Board members representing the required quorum, as per the signatures below, and the Executive Officers of the Company (José Félix, Chief Executive Officer; João Elek, Chief Financial Officer; José Paulo de Freitas, Organizational and André Müller Borges, Chief Legal Officer and Secretary, all observing the work of the board.

PRESIDING: Jorge Luiz de Barros Nóbrega – Chairman and André Müller Borges – Secretary.

AGENDA: To acknowledge the resignation of the Executive Officer Mr. Eduardo Aspesi, and elect his replacement.

RESOLUTIONS:
The Board members acknowledged the resignation of Mr. Eduardo Aspesi, for personal reasons, as the Executive Officer without specific designation. They placed on record their regard and gratitude for his services and wished him all success in his future professional endeavors. To replace him, they elected Mr. ANDRÉ MÜLLER BORGES, Brazilian, married, lawyer, bearer of identity card (RG) no. 6.939.263 SSP/SP and inscribed in the Individual Taxpayers Register (CPF) under no. 034.836.468 -76, with professional domicile at the Company’s head office, who will take office after signing the instrument of investiture separately.

CLOSURE: With no more business to address, the meeting was adjourned to draw up these minutes, which were read, approved and signed by all the members present and the Secretary.

     MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF
NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON DECEMBER 10, 2009

SIGNATURES:

Chairman: Jorge Luiz de Barros Nóbrega

Secretary: André Müller Borges

Rossana Fontenele

Stefan Alexander

Gabriela Salomão Tavares

Paulo Marinho

Carlos Henrique Moreira

Jose Formoso Martinez

Isaac Berensztejn

Oscar Petersen

Mauro Szwarcwald

Edgard Lobão

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.